Exhibit 4(p)

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
As of the date of the Annual Report on Form 10-K of which this exhibit is a part, Arconic Inc. (“Arconic” or the “Company”) has the following classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (1) 600,000,000 shares of common stock, par value of $1.00 per share (the “Common Stock”) and (2) 660,000 shares of Serial Preferred Stock, par value of $100.00 per share (the “Serial Preferred Stock”).
Common Stock
The following briefly summarizes certain terms of the Common Stock. This summary does not describe every aspect of the Common Stock and is subject, and is qualified in its entirety by reference, to all of the provisions of our certificate of incorporation (the “Certificate of Incorporation”) and our bylaws (the “Bylaws”).
Dividend Rights
Holders of Common Stock are entitled to receive dividends as declared by the Company’s Board of Directors (the “Board”). However, no dividend will be declared or paid on the Common Stock until the Company has paid (or declared and set aside funds for payment of) all dividends that have accrued on all classes of outstanding Preferred Stock, which currently comprise the Serial Preferred Stock described above.
Voting Rights
Holders of Common Stock are entitled to one vote per share.
Liquidation Rights
Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, after payments to creditors and holders of the Serial Preferred Stock and Class B Serial Preferred Stock, par value of $1.00 per share (collectively, the “Preferred Stock”) of amounts to which they are then entitled under the terms of the classes or series of the Preferred Stock and the Certificate of Incorporation, plus any accrued dividends, the Company’s remaining assets will be divided among holders of Common Stock. Under the Certificate of Incorporation, the consolidation or merger of the Company with or into any other corporation or corporations or share exchange or division involving the Company in pursuance of applicable statutes providing for the consolidation, merger, share exchange or division shall not be deemed a liquidation, dissolution or winding up of the Company.
Preemptive or Other Subscription Rights
Holders of Common Stock do not have any preemptive right to subscribe for any securities of the Company.
Conversion and Other Rights
No conversion, redemption or sinking fund provisions apply to the Common Stock, and the Common Stock is not liable to further call or assessment by the Company.

Other Matters
Limitation of Liability. Delaware law permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting, with exceptions, the monetary liability of a director to the corporation or its stockholders for breach of the director’s fiduciary duties. The Company’s Certificate of Incorporation includes provisions that eliminate the liability of directors to the Company or its stockholders for monetary damages for a breach of fiduciary duties as directors to the fullest extent permitted by Delaware law. Under Delaware law, such a provision may not eliminate or limit a director’s monetary liability for: (i) breaches of the director’s duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violation of law; (iii) the payment of unlawful dividends or stock repurchases or redemptions; or (iv) transactions in which the director received an improper personal benefit.
Anti-Takeover Effects. Certain provisions of Delaware law and the Certificate of Incorporation and the Bylaws may have certain anti-takeover effects and may delay, defer or prevent a change in control of the Company.
Under Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”), a Delaware corporation is generally prohibited from engaging in a “business combination” with an “interested stockholder” for three years following the time that such person or entity becomes an interested stockholder, unless (i) prior to the time that such stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares (A) owned by persons who are directors and also officers and (B) in employee stock plans in which employee participants do not have the right to determine confidentially whether shares subject to the plan will be tendered in a tender or exchange offer, or (iii) at or following the time that such stockholder become an interested stockholder, the board of directors and two-thirds of the shares (other than owned by the interested stockholder) approve the transaction. A corporation may “opt out” of Section 203 of the DGCL in its certificate of incorporation. The Company has not “opted out” of, and is subject to, Section 203 of the DGCL.
In addition, the Certificate of Incorporation and the Bylaws contain provisions which:

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provide that the Board may authorize the issuance from time to time of shares of preferred stock and in general may fix the designations, powers, rights, preferences, qualifications, limitations and restrictions thereof;

•	establish advance notice requirements for stockholders to nominate candidates for election as directors or present other business for consideration at meetings of stockholders; and

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pursuant to Section 115 of the DGCL, provide that the sole and exclusive forum for certain “internal corporate claims” will be a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware).

The above provisions of the Certificate of Incorporation and the Bylaws may have certain anti-takeover effects.

The transfer agent, registrar and dividend disbursing agent for the Common Stock is Computershare Trust Company, N.A.
Serial Preferred Stock
The following briefly summarizes certain terms of the Serial Preferred Stock. This summary does not describe every aspect of the Serial Preferred Stock and is subject, and is qualified in its entirety by reference, to all of the provisions of the Certificate of Incorporation and the Bylaws.
General
The Board may authorize the issuance of shares of Preferred Stock in one or more series and may fix the specific number of shares and, subject to the Certificate of Incorporation, the relative rights and preferences of any such series so established. All shares of preferred stock must be identical, except with respect to the following relative rights and preferences, any of which may vary between different series:

•	the rate of dividend, including the date from which dividends will be cumulative;

•	the price at, and the terms and conditions on, which shares may be redeemed;

•	the amounts payable on shares in the event of voluntary or involuntary liquidation;

•	sinking fund provisions for the redemption or purchase of shares in the event shares of any series of preferred stock are issued with sinking fund provisions; and

•	the terms and conditions on which the shares of any series may be converted in the event the shares of any series are convertible.
Each share of any series of Preferred Stock shall be identical with all other shares of such series, except as to date from which dividends shall be cumulative. No restriction applies to Arconic’s repurchase or redemption of the Serial Preferred Stock while there is any arrearage in the payment of dividends or any applicable sinking fund installments on the Serial Preferred Stock.
Dividends
The holders of the Serial Preferred Stock will be entitled to receive, when and as declared by the Board, out of surplus or net profits legally available therefor, cumulative dividends at an annual rate of $3.75 per share, payable quarterly on the first days of January, April, July and October in each year. The dividends on any shares of Serial Preferred Stock shall be cumulative from such date as shall be fixed for that purpose by the Board prior to the issue of such shares or, if no such date shall be fixed by the Board, from the quarterly dividend payment date next preceding the date of issue of such shares.
Redemption
The Company may redeem all or any part of the Serial Preferred Stock at any time at the option of the Board. Such redemption will be at $100 per share, plus any accrued and unpaid dividends.
The Company must publish notice of such redemption in daily newspapers in the English language of general circulation in the Borough of Manhattan, New York, New York, and in the City of Pittsburgh, Pennsylvania,

as well as by mail to each record holder. The Company must give such notice not less than 30 days nor more than 60 days before the date fixed for redemption. If the Company redeems only part of the Serial Preferred Stock, the Company will select the shares to be redeemed pro rata or by lot, as the Board determines.
If notice of redemption has been given, from and after the redemption date for the shares of Serial Preferred Stock called for redemption, the following will occur, unless the Company fails to provide funds for payment of the redemption price:

•	such shares will no longer be deemed to be outstanding; and

•	holders will have no further rights as shareholders of the Company, except the right to receive the redemption price.
All shares of Serial Preferred Stock which the Company redeems will be cancelled and not reissued.
Liquidation Preference
Upon any liquidation, dissolution or winding up of the Company, each holder of Serial Preferred Stock will be entitled to receive, out of the assets of the Company available for distribution to shareholders, $100 per share plus accrued and unpaid dividends, before any payment or distribution is made to the holders of the Common Stock or the Class B Serial Preferred Stock.
Preemptive Rights
Holders of Serial Preferred Stock do not have any preemptive right to subscribe for any securities of the Company.
Conversion and Exchange Rights
Serial Preferred Stock is not convertible or exchangeable for the Common Stock.
Voting Rights
Except as expressly required by applicable law or in the Certificate of Incorporation, the holders of the Serial Preferred Stock will not be entitled to vote. If at any time the amount of any accrued and unpaid dividends on the Preferred Stock is at least equal to the amount of four quarterly dividends, the holders of the Preferred Stock will have one vote per share, provided, however, that such voting rights of the holders of the Preferred Stock will continue only until all quarterly dividends accrued on the Preferred Stock have been paid or declared and a sum sufficient for the payment thereof set apart.
The Company must obtain the consent of the holders of at least a majority of the outstanding Preferred Stock, voting as a class, to do the following:

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authorize any additional class of stock or increase the authorized number of shares of Preferred Stock or any class of stock which ranks on a parity with the Preferred Stock as to dividends or assets; or

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merge or consolidate with or into any other corporation if the corporation surviving or resulting from such merger or consolidation would have any authorized class of stock ranking senior to or on a parity with the

Preferred Stock, except the same number of shares of stock with the same rights and preferences as the authorized stock of the corporation immediately before such merger or consolidation.
Except in pursuance of a merger or consolidation with or into another corporation in the foregoing paragraph, the Company may not, without the consent of the holders of at least sixty-six and two-thirds percent of the outstanding Preferred Stock, voting as a class:

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make any adverse change in the rights and preferences of the Preferred Stock. If such a change would affect any series of Preferred Stock adversely as compared to the effect on any other series of Preferred Stock, no such change may be made without the additional consent of the holders of at least sixty-six and two-thirds percent of the outstanding shares of such series of Preferred Stock;

•	authorize any additional class of stock or increase the authorized number of shares of any class of stock which ranks senior to the Preferred Stock as to dividends or assets; or

•	sell or otherwise part with control of all or substantially all of its property or business or voluntarily liquidate, dissolve or wind up its affairs.